May 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re: CareMax, Inc.

Registration Statement on Form S-1

File No. 333-264654

Ladies and Gentlemen:

CareMax, Inc., a Delaware corporation (the “Company”), hereby requests that the U. S. Securities and Exchange Commission take appropriate action to withdraw the acceleration request previously provided for the above-captioned Registration Statement on Form S-1 set forth in a letter dated May 12, 2022.

Please direct any questions regarding this filing to Joshua M. Samek, Esq. of DLA Piper LLP (US), legal counsel to the Company, at (305) 702-8880.

Very truly yours,

CareMax, Inc.

By: /s/ Kevin Wirges

Name: Kevin Wirges

Title: Executive Vice President, Chief Financial Officer and Treasurer